March 20, 2019

John Carroll
Chief Executive Officer
Act II Global Acquisition Corp.
1245 Avenue of the Americas
New York, NY 10105

       Re: Act II Global Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 22, 2019
           CIK No. 0001753706

Dear Mr. Carroll:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted February 22, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary, page 1

2. We note that the summary includes performance and valuation information for other companies. For example, we note your discussion of management's prior leadership roles in other transactions, "representing more than $2.4 billion of value," as well as your
 John Carroll
Act II Global Acquisition Corp.
March 20, 2019
Page 2
         disclosure regarding Hain Celestial's and Grocery's net sales. Please remove from the summary section the performance and valuation for companies other than the issuer. This information is not appropriate for the prospectus summary.
Risk Factors
Our public shareholders may not be afforded an opportunity to vote on our proposed business combination . . . , page 34

3. Please expand this risk factor to provide examples of when applicable Cayman Island law would allow you to engage in a business combination without shareholder approval.
Proposed Business, page 83

4. Please expand your disclosure to provide a brief description of "better for you" sectors and clarify how the sectors you have identified fit that description. Indemnity, page 111

5. We note your disclosure regarding the Sponsor's indemnification for claims by vendors.
         Please expand your disclosure to discuss the types of claims that are covered by the indemnity and those that are excluded. Please also clarify what you mean by "vendors".
       You may contact William Demarest, Staff Accountant, at (202) 551-3486 or Daniel
Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff
Attorney, at (202) 551-3799 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



                                                               Sincerely,
FirstName LastNameJohn Carroll
                                                               Division of
Corporation Finance
Comapany NameAct II Global Acquisition Corp.
                                                               Office of Real
Estate and
March 20, 2019 Page 2                                          Commodities
FirstName LastName